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EXHIBIT

SECOND AMENDING AGREEMENT
TO
AMENDED AND RESTATED CREDIT AGREEMENT

    THIS AMENDING AGREEMENT is dated as of the 30th day of April, 2001

BETWEEN:

    SPARKLING SPRING WATER GROUP LIMITED, a corporation amalgamated under the laws of the Province of Nova Scotia

    NATURE SPRINGS WATER COMPANY LIMITED, a company incorporated under the laws of England and Wales

    SPRING WATER, INC., a corporation incorporated under the laws of the State of Delaware

    (collectively, the "Borrowers")

OF THE FIRST PART

AND:

    THE TORONTO-DOMINION BANK, a chartered bank of Canada

    TORONTO DOMINION (TEXAS), INC., a corporation incorporated under the laws of the State of Delaware

    THE TORONTO-DOMINION BANK, London Branch

    (collectively, the "Lenders")

OF THE SECOND PART

WHEREAS:

A.
The Borrowers and Sparkling Spring Water Limited (together, the "Original Borrowers") and the Lenders entered into a credit agreement dated as of April 30, 1998 (the "Original Credit Agreement") under which a credit facility was made available to the Original Borrowers by the Lenders;

B.
The Original Borrowers and the Lenders agreed to amend the credit facility made available to the Original Borrowers under the Original Credit Agreement, to provide for additional credit facilities, and to make certain other amendments to the Original Credit Agreement, and entered into an amended and restated credit agreement (the "Restated Credit Agreement") dated as of May 17, 1999 to record such amendments;

C.
The Original Borrowers and the Lenders agreed to further amend the credit facilities made available to the Original Borrowers under the Restated Credit Agreement and entered into a first amending agreement to amended and restated credit agreement (the "First Amending Agreement") dated as of May 30, 2000 to record such amendments;

D.
Sparkling Spring Water Group Limited and Sparkling Spring Water Limited amalgamated on January 1, 2001 to form the amalgamated corporation Sparkling Spring Water Group Limited; and

E.
The Lenders and the Borrowers have agreed to make certain further amendments to the Restated Credit Agreement, as amended by the First Amending Agreement (as amended, the "Credit Agreement"), and this Agreement is entered into to set out the terms of such further amendments.

THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements contained herein, it is agreed by and between the parties hereto as follows:

1.
Defined Terms. Unless otherwise defined in this Agreement, capitalized terms used in this Agreement shall have the meanings ascribed to them in the Credit Agreement.

2.
Amendments. The Credit Agreement is hereby amended as follows:

(a)
The definition of "Adjusted Consolidated EBITDA" in paragraph (h) of Section 1.01 is amended by deleting the word "and" before "(B)" in the fourth to the last line thereof and adding to the end thereof "and (C) one time costs in the aggregate amount of not more than U.S.$800,000, resulting from (i) acquisition integration charges incurred or to be incurred in connection with the Cascade Clear asset acquisition, (ii) shutdown costs for the Seattle plant, and (iii) charges incurred or to be incurred in connection with the integration of the Polaris Home and Office business into Canadian Springs, may be added back, in the case of such costs incurred during the fiscal quarter ending June 30, 2001, for each of the quarters ending June 30, 2001, September 30, 2001, December 31, 2001 and March 31, 2002 and, in the case of such costs incurred during the fiscal quarter ending September 30, 2001, for each of the quarters ending September 30, 2001, December 31, 2001, March 31, 2002 and June 30, 2002;"

(b)
The definition of "Borrowers" in paragraph (p) of Section 1.01 is amended by deleting "SSW," therefrom.

(c)
The following definition is added to Section 1.01 by the following new paragraph:

                "(bf.1)  "Holdings" means Sparkling Spring Water Holdings Limited, a corporation incorporated under the laws of the Province of Nova Scotia;".

  (d)
  The definition of "Operating Maturity Date" in paragraph (bw) of Section 1.01 is amended by deleting "April 30, 2001" and substituting "April 30, 2002".

  (e)
  The definition of "Senior Subordinated Note Indenture" in paragraph (co) of Section 1.01 is amended by replacing "and" in the sixth line thereof with "," and adding to the end thereof ", by the Fourth Supplemental Indenture dated as of February 25, 2000, by the Fifth Supplemental Indenture dated as of July 12, 2000, and by the Sixth Supplemental Indenture dated as of September 13, 2000".

  (f)
  The definition of "SSW" in paragraph (cr) of Section 1.01 is deleted in its entirety and all other references to "SSW" in the Credit Agreement, except the references in paragraph (iv) of Section 1.01(ag), are replaced with "SSWG".

  (g)
  The definition of "SSWG" in paragraph (cs) of Section 1.01 is amended by deleting "incorporated" and substituting "amalgamated".

  (h)
  The definition of "Subsidiary Guarantee" in paragraph (cy) of Section 1.01 is amended by adding "Holdings and" before "each" in the first line thereof.

  (i)
  Sections 2.07(b), (c) and (d) are deleted and replaced with the following:

  (b)
  The Acquisition Commitment shall be permanently reduced on the dates set out below to the following amounts:

Date	Acquisition Commitment (U.S.$)
April 30, 2002	$8,500,000
April 30, 2003	$7,000,000
April 30, 2004	$5,000,000
April 30, 2005	$2,500,000

      and the Borrowers shall on such dates permanently repay the Outstandings under the Acquisition Facility to the extent necessary to reduce the Outstandings to an amount that is not greater than the Acquisition Commitment (as reduced pursuant to this paragraph (b)). All remaining Outstandings under the Acquisition Facility shall be repaid in full on the Acquisition Maturity Date.

    (c)
    The Term Commitment shall be permanently reduced on the dates set out below to the following amounts:

Date	Acquisition Commitment (U.S.$)
October 31, 2002	$9,000,000
October 31, 2003	$5,500,000
October 31, 2004	$2,000,000

      and the Borrowers shall on such dates permanently repay the Outstandings under the Term Facility to the extent necessary to reduce the Outstandings to an amount that is not greater than the Term Commitment (as reduced pursuant to this paragraph (c)). All remaining Outstandings under the Term Facility shall be repaid in full on the Term Maturity Date.

3.
Conditions to Effectiveness. This Agreement shall not become effective until each of the following conditions have been fulfilled to the reasonable satisfaction of the Lenders:

(a)
a Subsidiary Guarantee (the "Holdings Guarantee") shall have been executed and delivered to the Lenders by Holdings;

(b)
a Guarantors' Consent and Acknowledgement, in a form satisfactory to the Lenders, shall have been executed and delivered to the Lenders by each of the Group Entities and Holdings;

(c)
the Lenders shall have received a certificate of an Authorized Officer of SSWG listing all direct and indirect Subsidiaries of SSWG;

(d)
all of the representations and warranties in respect of the Borrowers in the Credit Agreement remain true and correct in all material respects, and the Borrowers shall have delivered to the Lenders a certificate executed by an Authorized Officer of each of the Borrowers to that effect;

(e)
no event has occurred and is continuing which constitutes a Default or an Event of Default, and the Borrowers shall have delivered to the Lenders a certificate executed by an Authorized Officer of each of the Borrowers to that effect;

(f)
the Lenders shall have received copies certified by the Secretary or an Assistant Secretary of each of the Borrowers of the charter documents of such Borrower, or confirmation that there have been no amendments to such charter documents since May 30, 2000, resolutions of the board of directors of such Borrower approving this Agreement and all documents evidencing any other necessary corporate action of such Borrower with respect to this Agreement;

  (g)
  the Lenders shall have received copies certified by the Secretary or an Assistant Secretary of Holdings of the charter documents of Holdings, resolutions of the board of directors of Holdings approving the Holdings Guarantee and all documents evidencing any other necessary corporate action of Holdings with respect to the Holdings Guarantee;

  (h)
  the Lenders shall have received a certificate of the Secretary or an Assistant Secretary of each Borrower and of Holdings certifying the names and true signatures of its officers authorized to sign this Agreement or the Holdings Guarantee, as the case may be, and any other documents to be delivered by it hereunder or thereunder;

  (i)
  the Lenders shall have received a recently-dated certificate of good standing or like certificate for each of the Borrowers and Holdings issued by appropriate government officials of the jurisdiction of formation of such Borrower or Holdings;

  (j)
  the Lenders shall have received favourable opinions of local counsel for each of the Borrowers and Holdings as to:

  (i)
  the due incorporation and valid corporate existence of each of the Borrowers and of Holdings;

  (ii)
  the corporate authority and legal right of each of the Borrowers to execute, deliver and comply with the terms of this Agreement;

  (iii)
  the due authorization, execution and delivery of this Agreement by each of the Borrowers and the legal, valid, binding nature and enforceability of this Agreement;

  (iv)
  the corporate authority and legal right of Holdings to execute and deliver the Holdings Guarantee, the due authorization, execution and delivery of the Holdings Guarantee, the legal, valid, binding nature and enforceability of the Holdings Guarantee, and the completion of all registrations, filings and recordings necessary or desirable to preserve, protect or perfect the enforceability of the security thereby created;

  (v)
  such other matters as the Lenders may reasonably require;

  (k)
  the Lenders shall have received satisfactory evidence from Holdings and SSWG that:

  (i)
  Holdings has transferred to SSWG Senior Subordinated Notes in a principal amount of not less that U.S.$2,495,000 (the "Contributed Notes"), which Contributed Notes had been acquired by Holdings on behalf of SSWG on account of a contribution; and

  (ii)
  SSWG has cancelled the Contributed Notes;

  (l)
  the Borrowers shall have paid to the Lenders an application fee in the amount of U.S.$20,500; and

  (m)
  the Lenders shall have received a certificate of the Borrowers, executed by an Authorized Officer of each of the Borrowers, confirming that all conditions precedent to the effectiveness of this Agreement have been satisfied.

4.
Confirmation of Credit Agreement. The Credit Agreement, as further amended by this Agreement, is hereby confirmed.

5.
Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

6.
Successors and Assigns. This Agreement shall enure to the benefit of and be binding upon the parties to this Agreement and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first written above.

SPARKLING SPRING WATER GROUP LIMITED
Per:
Authorized Signatory
NATURE SPRINGS WATER COMPANY LIMITED
Per:
Authorized Signatory
SPRING WATER, INC.
Per:
Authorized Signatory
THE TORONTO-DOMINION BANK
Per:
Authorized Signatory
TORONTO DOMINION (TEXAS), INC.
Per:
Authorized Signatory
THE TORONTO-DOMINION BANK, LONDON BRANCH
Per:
Authorized Signatory

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